UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-36541

CUSIP NUMBER 53263P 105

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Limbach Holdings, Inc.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

31 – 35th Street

(Address of Principal Executive Office (Street and Number))

Pittsburgh, Pennsylvania 15201

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Limbach Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to file the 2016 Form 10-K in order to finalize the review of its historical cutoff procedures for accruing job cost expense associated with work in progress as well as for accruing selling, general and administrative expenses. Under the Company’s revenue recognition policy, any adjustments to the timing of job cost expense also impact the timing of revenue recognition. Management is continuing to work diligently with its auditors to complete the Company’s audit.

The Company previously reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 a material weakness in internal control over financial reporting relating to ineffective entity level and financial reporting controls, which has not yet been fully remediated. In addition, as the Company has not yet completed its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2016, it may identify one or more significant deficiencies and/or additional material weaknesses prior to finalizing the 2016 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles A. Bacon, III	(412)	359-2100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its 2016 Form 10-K will reflect the following changes in results of operations as compared to the corresponding prior-year period:

•	revenue for the year ended December 31, 2016 in excess of $407 million, as compared to $331.4 million for the year ended December 31, 2015;

•	net income (loss) within a range from $(0.5 million) to $0.5 million, as compared to $4.4 million for the year ended December 31, 2015; and

•	Adjusted EBITDA* within a range from $16 million to $17 million, as compared to $13.0 million for the year ended December 31, 2015.

The estimated full year 2016 results above and in the reconciliation table below are preliminary and unaudited. They are subject to the completion and finalization of fourth-quarter and year-end financial and accounting procedures, and reflect management’s estimate based solely upon information available to management as of the date of this Form 12b-25. Further information learned during that completion and finalization may alter the final results. In addition, the preliminary estimates should not be viewed as a substitute for full year financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). In addition to the completion of the Company’s testing and the audit by its auditors, factors that could cause actual results to differ from those described above are set forth below under “Forward-Looking Statements.” Accordingly, you should not place undue reliance upon the Company’s preliminary estimates.

*Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. The Company defines Adjusted EBITDA as net income plus interest expense, taxes, depreciation and amortization expense and non-operating expenses such as management and consulting fees, loss from extinguishment of debt and expenses associated with the Company’s 2016 business combination transaction. The Company believes that Adjusted EBITDA is meaningful to its investors to enhance their understanding of the Company’s financial performance for the current period exclusive of expenses that will not reoccur. The Company understands that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare the Company’s performance with the performance of other companies that report Adjusted EBITDA. The Company’s calculation of Adjusted EBITDA, however, may not be comparable to similarly titled measures reported by other companies. When assessing the Company’s operating performance, investors and others should not consider this data in isolation or as a substitute for net income calculated in accordance with GAAP. Further, the results presented by Adjusted EBITDA cannot be achieved without incurring the costs that the measure excludes below.

Reconciliation of Adjusted EBITDA to Net Income (Loss)

(in thousands)	Year Ended December 31, 2016	Year Ended December 31, 2015
	Estimated
	(unaudited)
Net income (loss)	$(500) to $500	$4,372
Adjustments:
Interest expense	$3,694	$3,200
Depreciation and amortization	$7,445	$2,630
Taxes and other	$380	$—
Loss from early extinguishment of debt	$2,172	$—
Management fees	$671	$1,336
Business combination expenses	$2,100	$—
Loss of sale of property and equipment	$—	$73
Consulting fees	$—	$224
Acquisition costs	$—	$37
Teamster settlement	$—	$417
Non-recurring incentives	$—	$687
Legacy legal costs	$—	$350
Adjusted EBITDA	$16,000 to $17,000	$13,326

Forward-Looking Statements

The Company makes forward-looking statements in this Form 12b-25 within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events, including, without limitation, the timing for filing the 2016 Form 10-K, the impact of any corrections required to be made to the Company’s historical financial statements, the Company’s full-year 2016 revenue and Adjusted EBITDA and the Company’s results of operations and financial condition. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to the Company as of the date they were made, and involve a number of risks and uncertainties which may cause them to turn out to be wrong. As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. In addition, there can be no assurance that the Company will be able to file its 2016 Form 10-K within the fifteen calendar day extension provided by Rule 12b-25, that the Company will not identify one or more material weaknesses in internal control over financial reporting (other than those previously disclosed or disclosed in the Form 12b-25), or that the Company will not need to restate its financial statements for one or more prior periods. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Please refer to the Company’s most recent quarterly reports filed on Form 10-Q and its registration statement on Form S-1 filed on November 30, 2016, which are available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this Form 12b-25.

Limbach Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2017	By:	/s/ Charles A. Bacon, III
Charles A. Bacon, III
Chief Executive Officer